May 2, 2025

Curtis Allen
Chief Financial Officer
Phoenix Energy One, LLC
18575 Jamboree Road, Suite 830
Irvine, California 92612

        Re: Phoenix Energy One, LLC
            Amendment No. 3 to Registration Statement on Form S-1
            Filed April 25, 2025
            File No. 333-282862
Dear Curtis Allen:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 21, 2025 letter.

Amendment No. 3 to Form S-1
Mandatory Redemption, page 11

1. We note your response to prior comment 4. However, your disclosure remains unclear
       as to what your reference to    applicable subordination provisions
means. In addition,
       please reconcile your statement in the first sentence of the second paragraph that
       redemption requests    will    be processed in the order they are
received with your
       revised disclosure in the next sentence that you    intend    to process
redemption
       requests in the order received and    do not intend    to prioritize
requests.
 May 2, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 54

2. We note discussion elsewhere in your filing regarding tariffs. If it is reasonably possible that changes in tariffs could have a material impact on your liquidity, capital resources or results of operations in future periods, revise your disclosure to clarify this and to describe the impacts.
Commodity Prices, page 57

3. We note recent decreases in index prices for WTI and Henry Hub. If current prices are below the price assumptions underlying your development plans and related cash flow projections, expand your disclosure to clarify this and to describe the reasonably possible impact on your liquidity, capital resources, results of operations and reported reserve volumes in the event that prices do not increase above current levels.
Elements of Our Executive Compensation Program, page 111

4. We note your response to prior comment 10. Specifically, we note revisions to provide additional information related to the compensation arrangements for Mr.
      Ferrari, Mr. Allen, and Ms. Wilson. Please further revise as follows:

             Please clarify, if true, that the twice monthly amounts payable to Mr. Ferrari, Mr.
           Allen, and Ms. Wilson in 2024 were calculated based on the assumption that the company would meet the revenue target set by LJC. Also, please state, if true, that
           Mr. Ferrari, Mr. Allen, and Ms. Wilson received the full variable compensation amounts (i.e., $3,1350,000, $1,567,500, and $399,000, respectively), even though
           Phoenix did not meet its gross revenue target of $285 million upon which variable compensation was contingent under the 2024 employee agreements. In this regard, since you did not meet the applicable revenue target, please reconcile your disclosure under Base Compensation on page 111 that the employees were entitled to these payments.

             You describe the $3,000,000 payment to Adam Ferrari in January 2025 as an advance which will, in turn, reduce the amount of subsequent payments due from
           Phoenix to LJC. Please confirm, if true, that the advance was paid in January.
           Also, given that your twice monthly payments to Mr. Ferrari, Mr. Allen, and Ms.
           Wilson in 2024 appear to have been advances on 2024 compensation, and given that you will continue to make twice monthly advances to Mr. Allen and Ms.
           Wilson in 2025, please explain your rationale for modifying Mr.
Ferrari   s
           compensation arrangement in 2025 to provide for a large lump sum advance to him in January, rather than continuing to make pro rata incremental payments throughout the course of the year.

             Please disclose your process for recovering payments in the event your performance falls short of the revenue target, including whether any compensation amounts are placed in escrow prior to the true-up in December. Provide similar disclosure for your 2025 compensation plan.
 May 2, 2025
Page 3


             We note that you have revised to disclose a revenue target for 2024 of $285 million. However, the employee agreements with Mr. Ferrari, Mr. Allen, and Ms.
           Wilson appear to refer to multiple revenue targets. Please advise.

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Chris Clark